  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	September 5, 2019

Eldorado Gold Provides an Exploration Update on the Lower Triangle Deposit

VANCOUVER, BC - Eldorado Gold Corporation ("Eldorado" or the "Company") is pleased to provide results of its exploration activities completed since Q4 2018 at the Lamaque Project in Quebec, Canada. These results have successfully expanded high grade mineralization beyond the 2018 resource model in the lower portion of the deposit as well as an expanded bulk stockwork zone below 1,250 metres.

Highlights*

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Multiple high grade step-out intersections at the Triangle Deposit significantly expand the resource potential of the C7, C9, C9b, and C10 shear zones, including intercepts of:
o
3.85m at 19.33 g/t Au; 32.53 g/t Au uncapped (C7; TM-16-191M01)
o
9.30m at 10.72g/t Au (C7; TM-18-327W02)
o
5.30m at 12.22g/t Au; 17.23 g/t Au uncapped (C9b; TM-18-327W01)
●
Large vein stockwork zones potentially amenable to bulk mining further defined in the lower Triangle Deposit area, including:
o
64.50m @ 3.00 g/t Au; 6.38 g/t Au uncapped (zone below C9, TM-15-020W03M01)
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Step-out drilling at the Plug 4 Deposit expanded the depth extent of mineralization for an additional 500 vertical metres down-plunge of the previous resource

*All assays capped at 40.0 g/t Au unless otherwise noted.

George Burns, President and CEO of Eldorado Gold said, “Over the last 12 months our surface exploration drilling at Lamaque has focused on better defining the resource potential in the less-explored lower portion of the Triangle Deposit with a view to expanding mineral resources in 2020. At the same time our underground drilling continues to focus on conversion of existing resources to reserves in the C5 and lower C4 mineralized zones.”

“These exciting results significantly increase the resource potential of the lower Triangle Deposit, which now shows continuity of mineralization to similar depths as the nearby historic Sigma mine. This asset continues to underpin our vision of building a long-term business in the eastern Abitibi and growing value for our shareholders.”

Triangle Deposit Exploration Summary

Exploration drilling at the Triangle Deposit from Q4 2018 to date targeted the area below the C5 ore zone at depths of 1,000-1,800 metres from surface. Results shown here are based on 35,526 metres of diamond drilling, of which 22,650 metres targeted the lower Triangle Deposit, with the remainder testing other zones in the Sigma-Lamaque project area. This drilling was completed from surface platforms, with most holes at the Triangle Deposit wedged from previous exploration drillholes.

High gold grades within this interval occur in both steep shear zone-hosted veins and in irregular networks of extensional veins peripheral to the shear zones.

Mineralized shear zones in the lower deposit include C6, C7, C8, C8b, C9, C9b, and C10 as well as numerous secondary splays either parallel to, or branching off, these primary structures (Figure 1). Through this interval, the main shear zones steepen gradually with depth, accompanied by an increase in density of mineralized secondary splays and extensional vein networks. At depth, the combination of the steep shear zones and extensional vein networks represent potential bulk mining targets, similar to areas mined at the nearby historic Lamaque Mine. Both styles of mineralization are localized within and peripheral to diorite plugs, the most significant of which is the Triangle diorite.

Figure 1: Cross sectional view of the Triangle Deposit looking west, showing traces of drillhole completed since early Q4 2018, outline of the Triangle diorite, and mineralized zones referred to in this news release.

Assays have been received from 17 drillholes completed in the lower Triangle Deposit since early Q4 2018, all of which intersected significant zones of mineralization. Table 1 (below) lists significant intercepts, including estimated true widths where possible and both actual assay composites and values calculated with a 40 g/t cap applied to individual assays. References to intercepts in the text represent actual drillhole lengths while those on figures 2-4 are true widths of mineralized zones.

Shear Zone Hosted Mineralization

The most continuous and consistently mineralized shear zones in the lower Triangle deposit include C7, C9, C9b, and C10. These shear zones are similar in character to the main ore-bearing shear zones in the upper Triangle Deposit (C1-C5), with strongly foliated wall rock margins overprinted by sericite-albite-carbonate-pyrite alteration and enclosing variably deformed quartz-carbonate-tourmaline veins. Gold is contained within both the vein and deformed wall rock.

C7: The C7 mineralized zone is hosted within a large ductile-brittle shear zone, which offsets the Triangle intrusion approximately 100m. Drilling to date has delineated the C7 mineralized zone over a strike length of approximately 600 metres and a dip extent of 500 metres. The thickness of the shear zone in this area measures up to 20 metres.

Significant new drill intercepts from C7 include:
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3.85m @ 19.33 g/t Au; 32.53 g/t Au uncapped (TM-16-191M01)
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3.08m @ 10.93 g/t Au (TM-18-321AW04M02)
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9.30m @ 10.72 g/t Au (TM-18-327W02)
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5.60m @ 9.40 g/t Au (TM18-327W03)

All of these intercepts are from the easternmost area tested on C7, well outside of the 2018 inferred resource outline (Figure 2). These are some of the best grades and thicknesses obtained to date on C7, and the zone remains open further to the east. Current drilling is testing the updip extension of the C7 Zone, above where thick, high grade intercepts have been defined at elevations roughly equivalent to the lower limit of the C5 zone resource.

Figure 2: Longitudinal section through the C7 mineralized zone, showing piercing points of drillholes and grade x true thickness contours, Au capped at 40 g/t.1

1 Labeled piercing points are limited to new intercepts exceeding 10.0 g/t x m. For all zones, best new results are from the eastern portion of the zone, well outside the limits of the current inferred resource. The mineralized zones remain open to the east outside of these new intercepts.

C9/C9b/C10: The C9, C9b, and C10 shear zones collectively define a tabular, steeply south dipping to subvertical corridor ranging from 70 metres to over 120 metres wide. The C10 shear zone is a ductile-brittle fault zone similar to the C7 zone, and displaces the Triangle diorite by at least 100m. This corridor is steeper than the shear zones above, and contains numerous splay structures and extension vein arrays defining large zones of veining and alteration. High gold grades in this corridor occur within the principal shear zones, as well as in secondary splays and extensional vein arrays flanking shear-hosted zones, and are concentrated near the contacts of and within diorite intrusions. Drilling to date has tested this structural corridor over a strike length of approximately 600 metres and a vertical extent of 500 metres. Within the drilled area, C9b and C10 show best continuity and grade of shear-hosted mineralization.

Significant new drill intercepts from C9, C9b, and C10 include:
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6.00m @ 10.11 g/t Au (C9; TM-15-020W01)
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3.40m @ 13.47 g/t Au (C9, TM-18-321AW05)
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4.80m @ 5.06 g/t Au (C9, TM-18-327W01)
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5.30m @ 17.23 g/t Au (C9b, TM-18-327W01)
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3.40m @ 10.32 g/t Au (C9b, TM-18-327W03)
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6.60m @ 4.89 g/t Au (C10, TM-15-020W02)
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4.00m @ 10.17 g/t Au (C10, TM-16-220W05)

Similar to C7, most of the best grades and thicknesses were obtained from the easternmost drillholes testing the system, outside of the current inferred resource. The mineralized shear zones remain open updip and to the east along a shallowly east-plunging axis (Figures 3 and 4), parallel to the intersection of the shear zones and the Triangle diorite.
Figure 3: Longitudinal section through the C9b mineralized zone, showing piercing points of drillholes and grade x true thickness contours. Au capped at 40 g/t.

Figure 4: Longitudinal section through the C10 mineralized zone, showing piercing points of drillholes and grade x true thickness contours. Au capped at 40 g/t.

C6, C8, and associated splays: The C6 and C8 shear zones have both been defined through drilling over a vertical extent of approximately 500m. Although both have local wide, high grade intercepts, drilling completed to date has not established the level of grade continuity found in the C7, C9, C9b, C10, and upper Triangle shear zones.  However, numerous high grade intervals occur within secondary splays associated with C6, C8, and the deeper shear zones. Where their orientation is constrained, these secondary splays tend to have shallower dips than the main shear zones. The splays are most abundant near contacts of the Triangle diorite and other intrusions. Significant new intercepts from C6, C8, and these splays include:
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4.30m @ 16.63 g/t Au; 20.62 g/t Au uncapped (splay between C8 and C9, TM-15-020W01)
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2.40m @ 23.76 g/t Au; 78.62 g/t Au uncapped (splay between C9b and C10, TM15-020W03M01)
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1.70m @ 14.75 g/t Au; 1,038.70 g/t Au uncapped (splay below C10, TM15-020W03M01)
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4.70m @ 9.57 g/t Au (splay between C9b and C10, TM15-020W04)
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5.25m @ 9.96 g/t Au; 13.14 g/t Au uncapped (C8, TM-15-053)
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4.30m @ 21.24 g/t Au; 37.74 g/t Au uncapped (splay between C9b and C10, TM-18-321AW05)
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3.50m @ 17.26 g/t Au; 22.03 g/t Au uncapped (splay between C9 and C9b, TM-18-327W01)
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2.30m @ 17.07 g/t Au; 22.19 g/t Au uncapped (splay between C9 and C9b, TM-18-327W02)

Ongoing drilling of the lower Triangle Deposit will better define continuity of mineralized zones hosted by these shear zones and splays.

Stockwork zones: Stockwork zones in the Triangle Deposit represent vein networks composed of shear-hosted and extensional veins with associated alteration and mineralization, which combine to form over 10% of the rock volume. These zones vary in size and shape, but can have longest dimensions of over 100m (Figure 5). They are similar in structural and mineralization style to the stockwork zones mined at the historical Lamaque Mine, located 2.5km to the northwest of the Triangle Deposit. Recent stockwork zone intercepts include:
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54.00m @ 3.98 g/t Au; 4.78 g/t Au uncapped (zone between C9 and C9B, TM-18-327W01 )
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64.50m @ 3.00 g/t Au; 6.38 g/t Au uncapped (zone below C9, TM-15-020W03M01)
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52.80m @ 2.67 g/t Au; 4.94 g/t Au uncapped (zone below C10, TM-15-020W04)
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37.5m @ 3.62 g/t Au; 4.37 g/t Au uncapped (TM-18-327W03)

Stockwork zones are best developed within and near the Triangle diorite. Extensional veins within them are mainly subhorizontal to gently dipping, while the shear and shear-extensional veins dip steeply south.

Figure 5: Cross section through the C9/C9b/C10 structural corridor showing extent of stockwork mineralization and intercepts in several drillholes highlighted in this news release (in red text). Stockwork vein networks, consisting of both shear-hosted veins and extension veins, are focused within and adjacent to the lower part of the Triangle diorite, which forms a discrete body in the footwall to the C10 shear zone. Mineralization remains open down-plunge and along strike.

Plug #4 Deposit Exploration Update

Two new drillholes were completed at the Plug 4 deposit, testing for continuity of mineralization below the extent of the previous drilling. Both drillholes intersected wide mineralized stockwork zones featuring shear veins flanked by extension vein arrays, similar in style and grade characteristics to those forming the main deposit area. The host Plug 4 intrusion has now been tested to a depth of 1,500m from surface, and mineralization remains open down plunge.

Table 1: Significant recent exploration drillhole intercepts from the Triangle deposit. Results are limited to intervals with grade times thickness exceeding 20 gram/tonne-metres.

Hole ID	From (m)	To (m)	Width (m)	Est. true width (m)	Au, capped at 40 g/t	Au (g/t) uncapped	Zone / style
TM-15-020W01	1500.90	1563.70	62.80		2.36	2.64	Stockwork Zone
including	1500.90	1505.20	4.30	3.71	16.63	20.62	Splay (C8-9)
also including	1545.00	1551.00	6.00	3.55	-	10.11	C9
and	1607.75	1669.20	61.45			1.10	Stockwork Zone
including	1667.30	1669.20	1.90			17.46	Extension veins
TM-15-020W02	1533.90	1571.00	37.10		-	1.74	Stockwork Zone
including	1561.90	1567.20	5.30		-	5.49	Extension veins
and	1649.20	1675.10	25.90		-	4.30	Stockwork Zone
including	1654.30	1656.70	2.40		-	9.65	Extension veins
also including	1660.00	1667.10	7.10		-	5.67	Extension veins
also including	1669.10	1674.60	5.50	4.99	-	7.09	Splay (C9-10)
and	1700.50	1836.80	136.30		-	1.75	Stockwork Zone
including	1745.00	1751.60	6.60	3.50	-	4.89	C10
also including	1757.00	1766.00	9.00		-	3.79	Extension veins
also including	1833.00	1836.80	3.80		-	13.98	Extension veins
and	1892.00	1922.70	30.70		-	0.96	Stockwork
TM-15-020W03M01	1489.80	1490.40	0.60	0.60	40.00	61.49	Extension vein
and	1503.50	1568.00	64.50		3.00	6.38	Stockwork Zone
including	1503.50	1506.00	2.50	2.27	11.14	11.14	Splay (C8-9)
also including	1507.30	1510.90	3.60	3.28	10.28	10.28	Splay (C8-9)
also including	1513.50	1518.10	4.60		14.54	61.90	Extension veins
also including	1537.40	1539.80	2.40		-	11.01	Extension veins
and	1651.80	1675.40	23.60		3.03	8.61	Stockwork Zone
including	1656.00	1658.40	2.40	2.19	23.76	78.62	Splay (C9b-10)
and	1700.70	1786.50	85.80		1.11	21.79	Stockwork Zone
including	1747.70	1749.40	1.70	1.56	14.75	1,038.70	Splay (below C10)
also including	1782.70	1786.50	3.80		6.05	14.74	Extension veins
and	1812.80	1817.10	4.30	3.93	-	6.74	Splay (below C10)
and	1846.00	1878.40	32.40		-	1.45	Stockwork Zone
including	1860.90	1862.40	1.50		14.65	15.34	Extension veins
TM-15-020W04	1514.40	1515.10	0.70	0.70	40.00	48.21	Extension vein
and	1534.80	1567.00	32.20		2.91	3.00	Stockwork Zone
including	1546.80	1550.70	3.90		11.68	12.38	Extension veins
also including	1562.00	1567.00	5.00	4.52	-	7.05	Splay (C9/9b)
and	1623.00	1627.50	4.50		7.11	8.29	Extension veins
and	1649.60	1669.80	20.20		-	4.55	Stockwork Zone
including	1658.00	1659.20	1.20		-	19.18	Extension vein
also including	1662.30	1667.00	4.70	4.25	-	9.57	Splay
and	1693.50	1696.10	2.60	2.35	-	8.48	Splay
and	1753.70	1796.30	42.60		-	1.04	Stockwork Zone
and	1809.50	1862.30	52.80		2.67	4.94	Stockwork Zone
including	1809.50	1811.50	2.00			14.95	Splay (below C10)
and	1823.30	1826.60	3.30		17.94	53.68	Extension veins
and	1870.40	1905.10	34.70		-	1.69	Stockwork
including	1899.60	1905.10	5.50		-	4.90	Extension vein
and	1972.60	1996.90	24.30			1.17	Stockwork
TM-15-053W01	1222.25	1225.35	3.10	2.75	-	9.15	C7
TM-15-053	1426.00	1431.25	5.25	4.30	9.96	13.14	C8
and	1623.50	1624.25	0.75		40.00	55.82	Extension vein
TM-16-182AW02	917.70	920.20	2.50	2.26	-	11.77	C5

Hole ID	From (m)	To (m)	Width (m)	Est. true width (m)	Au, capped at 40 g/t	Au (g/t)	Zone / style
TM-16-191M01	1195.40	1199.25	3.85	3.06	19.33	32.53	C7
TM-16-220W04	727.80	730.50	2.70	2.57	-	14.76	C4-40
TM-16-220W05	1627.15	1631.15	4.00	2.66	-	10.17	C10
TM-16-233W01	788.40	791.60	3.20	2.51	10.04	27.98	Splay (C4/5)
TM-18-321AW04M02	1322.70	1331.20	8.50	7.45	11.79	15.98	C6-20
and	1502.45	1505.50	3.05	2.02	-	10.93	C7
TM-18-321AW05	1644.50	1647.20	2.70	2.09	-	10.08	Splay (C8b/9)
and	1701.00	1704.40	3.40	2.74	-	13.47	C9
and	1788.50	1792.80	4.30	3.30	21.24	37.74	Splay (C9b/10)
and	1912.00	1917.60	5.60	4.27	-	5.69	Splay (below C10)
and	1945.00	1945.50	0.50		40.00	46.78	Extension vein
TM-18-326M01	506.32	510.31	3.99	2.77	-	6.34	C2
and	843.34	853.16	9.82	8.42	-	4.10	C4
TM-18-327	976.15	982.00	5.85	4.20	-	6.20	C5
TM-18-327W01	1540.20	1563.90	23.70		-	1.61	Stockwork Zone
and	1627.20	1681.20	54.00		3.98	4.78	Stockwork Zone
including	1629.40	1634.20	4.80	3.47	-	5.06	C9
also including	1661.50	1665.00	3.50	2.94	17.26	22.03	Splay (C9/9b)
also including	1670.20	1675.50	5.30	3.59	12.22	17.23	C9B
and	1751.90	1758.20	6.30		-	3.19	Extension veins
TM-18-327W02	1338.90	1348.20	9.30	7.72	-	10.72	C7
and	1501.50	1503.40	1.90	1.55	13.24	23.27	Splay (C8/C8b)
and	1626.20	1685.00	58.80		2.48	3.00	Stockwork Zone
including	1638.50	1640.80	2.30	1.82	17.07	22.19	Splay (C9/9b)
also including	1647.40	1655.10	7.70		-	2.91	Extension veins
also including	1674.50	1685.00	10.50		5.21	7.02	Extension veins
and	1795.00	1814.00	19.00		-	1.60	Stockwork Zone
TM-18-327W03	1321.20	1326.80	5.60	4.50	-	9.40	C7
and	1428.80	1431.10	2.30	1.89	-	11.02	C8
and	1484.40	1488.20	3.80	2.91	13.96	17.46	C8b
and	1526.50	1553.30	26.80		-	3.82	Stockwork Zone
including	1526.50	1528.50	2.00		-	19.12	Splay (C8b-C9)
also including	1535.00	1543.30	8.30		-	3.45	Extension veins
and	1670.50	1708.00	37.50		3.62	4.37	Stockwork Zone
including	1670.50	1673.20	2.70		19.14	29.56	Splay (C9/C9b)
also including	1678.60	1682.00	3.40	2.10	-	10.32	C9B

Table 2: Significant recent drillhole intercepts from the Plug 4 deposit.

Hole ID	From (m)	To (m)	Width (m)	Estimated true width (m)	Au (g/t, capped at 40 g/t)	Au (g/t) capped	Zone / style
P4-12-20	1041.30	1046.20	4.90		-	11.49	Stockwork
and	1166.20	1176.40	10.20		-	2.90	Stockwork
and	1212.85	1219.80	6.95		5.58	15.65	Stockwork
and	1227.15	1248.10	20.95		-	1.05	Stockwork
and	1283.70	1295.30	11.60		2.58	2.59	Stockwork
P4-12-20W01	840.00	847.00	7.00	5.33	6.77	9.27	CP8 Shear Zone
and	1165.30	1193.60	28.30		1.87	1.98	Stockwork
and	1238.10	1251.20	13.10		-	3.76	Stockwork
and	1272.50	1290.40	17.90		-	1.36	Stockwork

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louise.burgess@eldoradogold.com

Qualified Persons
Dr. Peter Lewis P.Geo., Eldorado’s Vice President, Exploration, is the qualified person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") responsible for, and has approved the scientific and technical disclosure of the exploration results contained in this press release. Eldorado operates its exploration programs according to industry best practices and employs rigorous quality assurance and quality control procedures. All results presented are based on half-core samples of diamond drill core prepared and analyzed at Bourlamaque Laboratories in Val d’Or, Quebec. All Au assays are based on fire assay analysis of a 30 gm charge followed by an atomic adsorption finish. Samples with Au grades above 5.0 g/t were re-assayed and completed with a gravimetric finish. Certified standard reference materials, field duplicate and blank samples were inserted regularly and were closely monitored to ensure the quality of the data.

Forward Looking Statement

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: further exploration results and our ability to extend the mine life at our Lamaque Project, planned capital and exploration expenditures ; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, and related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; anticipated costs and expenses and the ability to achieve our goals. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate , risks related to mineral tenure and permits;;the updating of reserve and resource models and life of mine plans; mining operational and development risk; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; additional funding requirements; community and non-governmental organization actions; speculative nature of gold exploration and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. Under Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and historically have not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies that comply with Industry Guide 7.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies pursuant to Industry Guide 7.